Exhibit 99.1

RESTRICTED SCAN LINE AREA

Please mark your votes as indicated in this example X

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
1.	☐	☐	☐	5a.	☐	☐	☐	8.	☐	☐	☐	10b.	☐	☐	☐
2.	☐	☐	☐	5b.	☐	☐	☐	9a.	☐	☐	☐	10c.	☐	☐	☐
3.	☐	☐	☐	6a.	☐	☐	☐	9b.	☐	☐	☐	11.	☐	☐	☐
4a.	☐	☐	☐	6b.	☐	☐	☐	9c.	☐	☐	☐	12.	☐	☐	☐
4b.	☐	☐	☐	7.	☐	☐	☐	10a.	☐	☐	☐				

Mark Here for Address Change or Comments **SEE REVERSE** ☐

Signature ______________________ **Signature** ______________________ **Date** __________

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ FOLD AND DETACH HERE ▲

1. Receive and adopt Annual Accounts
2. Adopt Remuneration Report
3. Ratify appointment of auditor
4a. Re-elect Mr D Andrews
4b. Re-elect Mr D Harrison
5a. Re-elect Mr R Chenu
5b. Re-elect Mr R Cox
6a. Approve SBSP Plan participation for Mr D Andrews
6b. Approve SBSP Plan participation for Mr D Harrison
7. Amend JHINV Long Term Incentive Plan
8. Approve Deferred Bonus Program RSUs to Mr L Gries
9a. Approve Relative TSR RSUs to Mr L Gries
9b. Approve Relative TSR RSUs to Mr R Chenu
9c. Approve Relative TSR RSUs to Mr R Cox
10a. Approve Executive Incentive Program RSUs to Mr L Gries
10b. Approve Executive Incentive Program RSUs to Mr R Chenu
10c. Approve Executive Incentive Program RSUs to Mr R Cox
11. Renew Company's authority to acquire own shares
12. Approve cancellation of repurchased shares

WO 20935

VOTING INSTRUCTION CARD

James Hardie Industries N.V.

Instructions to The Bank of New York, as Depositary (Must be received prior to 5:00 PM New York Time on August 13, 2008)

The undersigned holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares represented by such Receipts of James Hardie Industries N.V. registered in the name of the undersigned on the books of the Depositary as of the close of business on July 11, 2008, at the Annual Meeting of Shareholders of the Company which is to be held on August 22, 2008 in Amsterdam, The Netherlands in respect of the resolutions specified on the reverse.

NOTE: 1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite each resolution.
2. It is understood that, if this form is not signed and returned, the Depositary will not vote such items.

(Continued and to be marked, dated and signed, on the other side)

Address Change/Comments (Mark the corresponding box on the reverse side)	JAMES HARDIE INDUSTRIES N.V. PROXY PROCESSING
PO BOX 3549 S HACKENSACK NJ 07606-9249

▲FOLD AND DETACH HERE▲